THE NEW IRELAND FUND

October 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The New Ireland Fund, Inc. (the “Registrant”)

Registration Statement on Form N-2 (File No. 333-220436)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on October 20, 2017, or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that you notify Patrick T. Quinn ((212) 728-8762) of Willkie Farr & Gallagher LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

By:	/s/ Lelia Long Name: Lelia Long Title: Treasurer